SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.,  20549

                                  FORM 10-C

      REPORT BY ISSUER OF SECURITIES QUOTED ON THE NASDAQ STOCK MARKET

                FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                            OR 15d-17 THEREUNDER

                       PARKVALE FINANCIAL CORPORATION
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               (Exact Name of Issuer as Specified in Charter)

                          4220 William Penn Highway
                           Monroeville, PA  15146
                         ---------------------------
                  (Address of Principal Executive Offices)

       Issuer's Telephone Number, Including Area Code  (412) 373-7200
                                                        --------------

  I.   CHANGE IN NUMBER OF SHARES OUTSTANDING
  Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

  1.   Title of security:  Parkvale Financial Corporation Common Stock
  2.   Number of shares outstanding before the change:   3,233,478
  3.   Number of shares outstanding after the change:    4,041,607
  4.   Effective date of change:     October 14, 1996
  5.   Method of change:   5 for 4 Stock Split
  Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

  ---------------------------------------
  Give brief description of transaction: 5 for 4 Stock Split; no fractional shares issued


  II.  CHANGE IN NAME OF ISSUER

  1.   Name prior to change:
  2.   Name after change:
  3.   Effective date of charter amendment changing name:
  4.   Date of shareholder approval of change, if required:

  Date:   October 16, 1996               Timothy G. Rubritz
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                                   (Officer's Signature and Title)
                                         Timothy G. Rubritz
                                    Vice President, Treasurer and
                                        Chief Financial Officer